Exhibit 99.1

China Hydroelectric Corporation Announces Second Quarter 2011 Results

-	Installed capacity increased by 133.3 MW from the second quarter of 2010 563.8 MW
-	Revenue decreased by 9% year-over-year due to less than average rainfall

NEW YORK, August 15, 2011 /PRNewswire-Asia-FirstCall/ — China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”), an owner, developer and operator of small hydroelectric power projects in the People’s Republic of China (“PRC”), today announced its financial results for the second quarter ended June 30, 2011.

“We experienced more cooperative weather patterns during the second quarter compared to the first as the level of the Company-wide shortfall from average precipitation levels decreased. However, overall year-to-date precipitation is still below the year ago period, which has impacted our financial results. Precipitation in Yunnan province was well above average last quarter, while we again experienced less than average precipitation in Fujian and Zhejiang, where the majority of our installed capacity is located. As previously reported, 2010 was an above average precipitation year, in contrast to a below average 2009. While average precipitation will work out over the longer term, quarter-over-quarter and even year-over-year fluctuations ranging from moderate to even significant should be anticipated. We are confident in the long-term benefits of our geographic diversification through the ownership of assets on both the eastern seaboard and western half of China, as each area is subjected to different weather patterns,” reported Mr. John D. Kuhns, Chairman and Chief Executive Officer of the Company.

General

The following tables presents data concerning precipitation levels for the regions and the periods indicated. Precipitation is the principal factor affecting revenue as it determines the amount of electric power produced and sold by the Company’s hydroelectric facilities. The percentages by which actual precipitation varied above or below average levels in most of the indicated periods are greater than the +15% and -20% variation that would normally be expected based on long-term precipitation records.

Precipitation – Percent of Long-Term Average *

Province	Q2 2011	YTD 2011	Q2 2010	YTD 2010

Zhejiang	79.5%	71.3%	135.0%	141.6%
Fujian	55.5%	52.0%	138.4%	125.2%
Yunnan	152.6%	100.0%	N/M	N/M

Precipitation – Percent of Long-Term Average *

Province	2010	2009

Zhejiang	131.3%	90.5%
Fujian	114.2%	75.4%
Yunnan	N/M	N/M

*Source: Data collected by the Company as well as by provincial and national meteorological recording stations
N/M – Not material

The various provinces in which the Company operates are subject to different weather patterns or systems within any given quarter and from quarter to quarter.

The following presents some key financial and other information:

Summary Data	Q2 2011	Q2 2010	% Change	First Half 2011	First Half 2010	% Change

Electricity sold (millions kWh)	463.2	469.1	-1%	708.8	784.6	-10%
Effective tariff (RMB/kWh)	0.29	0.35	-17%	0.30	0.36	-17%
Average effective utilization rate	42%	55%	-24%	29%	47%	-38%
Revenue (millions)	$20.5	$22.5	-9%	$32.0	$38.3	-16%
Gross profit (millions)	$12.4	$16.7	-26%	$16.5	$27.2	-39%
Adjusted EBITDA (millions) (1)	$14.1	$16.9	-17%	$20.2	$27.5	-27%
GAAP Net loss (millions)	($1.4)	$5.9	-124%	($7.0)	($7.6)	-8%
GAAP EPS per ADS	($0.03)	$0.11	-127%	($0.14)	($0.17)	-18%
Non-GAAP Net loss (millions) (2)	($0.2)	$7.1	-103%	($4.6)	$9.7	-147%
Non-GAAP EPS per ADS (2)	($0.004)	$0.14	-103%	($0.09)	$0.22	-141%

(1)	See “Net income (loss) to adjusted EBITDA reconciliation” below
(2)	See “GAAP net income (loss) to non-GAAP net income (loss) reconciliation” below

Second Quarter 2011 Financial and Operational Results

Revenues

Revenues, net of value added taxes, for the three months ended June 30, 2011 were $20.5 million, a decrease of 9%, or $2.0 million, from $22.5 million for the three months ended June 30, 2010. This decrease was due principally to less than average hydrological conditions in the current quarter compared to prior year quarter, which experienced better than average hydrological conditions, and, to a lesser extent, a lower effective tariff rate due to the mix of revenue from the respective provinces. These factors were partially offset by incremental revenue contributed in the current quarter by projects acquired after June 30, 2010.

The $2.0 million decrease in revenue for the three months ended June 30, 2011 was primarily attributable to the net effect of (i) a $5.4 million, or 24%, decrease in revenue contributed by projects owned as of June 30, 2010, principally due to hydrological factors, and (ii) a $3.4 million revenue contribution by projects acquired in the twelve month period since June 30, 2010. Such acquired projects have a total installed capacity of 133.3 MW as set forth below.

The Company sold 463.2 million kWh in the three months ended June 30, 2011, a decrease of 5.9 million kWh, or 1%, from 469.1 million kWh sold in the three months ended June 30, 2010, attributable to a 104.8 million kWh contribution from projects acquired since June 30, 2010, offset by a 110.7 million kWh, or 24%, decline in power sold by existing projects.

The consolidated effective utilization rate in the three months ended June 30, 2011 was 42%, compared to 55% in the three months ended June 30, 2011. The lower consolidated effective utilization rate was principally the result of below average precipitation in Zhejiang and Fujian provinces, compared to above average precipitation in those two provinces in the three months ended June 30, 2010.

The effective tariff decreased from RMB 0.35/kWh in the three months ended June 30, 2010 to RMB 0.29/kWh in the three months ended June 30, 2011. The decrease was caused by a higher revenue contribution from projects located in Yunnan province, where tariffs are lower than in the two eastern provinces.

Cost of Revenues

Cost of revenues for the second quarter of 2011 was $8.1 million, as compared to $5.9 million for the second quarter of 2010, primarily due to an increase in our operating projects as a result of acquisitions since the second quarter of 2010. Cost of revenues as a percentage of revenues increased to 40% for the second quarter of 2011, from 26% in the second quarter of 2010, as a result of lower revenue contribution from the projects in Fujian and Zhejiang provinces in the second quarter of 2011 and the fixed nature of expenses included therein. Depreciation, a non-cash expense included in cost of revenues, was $5.7 million for the second quarter of 2011, as compared to $3.8 million for the second quarter of 2010.

Gross Profit and Margin

Gross profit was $12.4 million for the second quarter of 2011, a decrease of $4.3 million, from $16.7 million in the second quarter of 2010. The $4.3 million decrease in gross profit reflects $5.8 million decrease contributed by existing projects as of June 30, 2010, offset by $1.5 million increase contributed by projects acquired in the last twelve months. Gross margin for the second quarter of 2011 was 60% compared to 74% in the same period of 2010.

General and Administrative Expenses

General and administrative expenses (“G&A expenses”) for the second quarter of 2011 were $5.1 million, or 25% of revenues, compared to $4.9 million, or 22% of revenues for the second quarter of 2010. Each period included non-cash employee stock-based compensation expense of $1.0 million. The minor increase in G&A expenses was due to acquisition costs and higher public company professional fees.

Adjusted EBITDA and EBITDA Margin

Adjusted EBITDA was $14.1 million for the second quarter of 2011 compared to $16.9 million for the second quarter of 2010. Adjusted EBITDA margin was 69% for the second quarter of 2011 compared to 75% in the same period of 2010.

Interest Expenses

Interest expense, net, was $5.9 million during the second quarter of 2011 compared to $3.3 million in the same period of 2010. The increase was primarily due to the much higher balance of the outstanding loan carried forward from our newly acquired projects after June 30, 2010.

GAAP and Non-GAAP Net Income

Net loss attributable to China Hydroelectric shareholders was $1.4 million in the second quarter of 2011 compared to net income of $5.9 million in the same period in 2010. Net loss attributable to ordinary shareholders was $1.4 million, or $0.03 net loss per ADS, for the second quarter of 2011 compared to net income of $5.9 million, or $0.11 net income per ADS for the second quarter of 2010.

Non-GAAP net loss was $0.2 million, or $0.004 net loss per ADS, for the second quarter of 2011 compared to net income of $7.1 million, or $0.14 per ADS, for the second quarter of 2010. For a reconciliation between GAAP and non-GAAP earnings, see the table entitled “GAAP Net Income (loss) to Non-GAAP Net Income (Loss) Reconciliation.”

Weighted average American Depository Shares used in the second quarter 2011 and 2010 earnings per share calculation was 51.1 million ADS, representing 153.3 million ordinary shares.

“Operationally in the second quarter, we are pleased to report that all our facilities were online and continued to generate electrical power in accordance with their production specifications, that no material problems occurred with respect to grid connectivity and power transmission and our expenses that are classified as cost of revenue or general and administrative expenses were in-line with expectations,” Mr. Kuhns stated.

Six Months Ending June 30 2011 Financial and Operational Results

Revenues

Revenues, net of value added taxes, for the six months ended June 30, 2011 were $32.0 million, a decrease of 16%, or $6.3 million, from $38.3 million for the six months ended June 30, 2010. This decrease was due principally to less than average precipitation in the first half of 2011 compared to better than average precipitation in the same period last year and, to a lesser extent, the result of a lower effective tariff rate due to project mix. These factors were partially offset by incremental revenue contributed in the current half year by projects acquired in the twelve month period since June 30, 2010.

The $6.3 million decrease in revenue for the six months ended June 30, 2011 was primarily attributable to the net effect of (i) a $11.5 million, or 30%, decrease in revenue contributed by the projects owned as of June 30, 2010, principally due to hydrological factors, and (ii) a $5.2 million revenue contribution by the projects acquired in the twelve month period since June 30, 2010. Such acquired projects have a total installed capacity of 133.3 MW as set forth below.

The Company sold 708.8 million kWh in the six months ended June 30, 2011, a decrease of 75.8 million kWh, or 10%, from 784.6 million kWh sold in the six months ended June 30, 2010. Sales from existing projects decreased by 228.8 million kWh, or 29%, partially offset by the sale of 153.0 million kWh produced by projects acquired since June 30, 2010.

The consolidated effective utilization rate in the six months ended June 30, 2011 was 29%, decreased from 47% in the same period of 2010. The decrease was principally the result of below average precipitation in Zhejiang and Fujian provinces, compared to above average precipitation in those two provinces in the six months ended June 30, 2010.

The effective tariff decreased from RMB 0.36/kWh in the six months ended June 30, 2010, to RMB 0.30/kWh in the six months ended June 30, 2011, which was caused by a higher revenue contribution from projects located in Yunnan province, where tariffs are lower than in the two eastern provinces.

The Company’s equipment availability was excellent throughout the six months ended June 30, 2011 and 2010, and, therefore, had no negative impact on utilization rates. Similarly, the Company experienced no material grid connectivity or transmission constraints negatively impacting the delivery of power to customers in the current and prior year periods.

Cost of Revenues

Cost of revenues for the six months ending June 30, 2011 was $15.5 million, as compared to $11.1 million for the same period of 2010, primarily due to the acquisition of operating assets since June 30, 2010. Cost of revenues as a percentage of revenues increased to 48% for the six months ending June 30, 2011, from 29% in the same period of 2010, as a result of lower revenue contribution from the projects in Fujian and Zhejiang provinces in the first and second quarter of 2011 and the fixed nature of expenses included therein. Depreciation, a non-cash expense included in cost of revenues, was $11.2 million for the six months ending June 30, 2011, as compared to $7.6 million for the same period of 2010.

Gross Profit and Margin

Gross profit was $16.5 million for the six months ending June 30, 2011, a decrease of $10.7 million, from $27.2 million in the same period of 2010. The $10.7 million decrease in gross profit reflects $12.3 million decrease contributed by existing projects as of June 30, 2010, offset by $1.6 million increase contributed by projects acquired in the last twelve months. Gross margin for the six months ending June 30, 2011 was 52% compared to 71% in the same period of 2010.

General and Administrative Expenses

General and administrative expenses (“G&A expenses”) for the six months ending June 30, 2011 were $10.2 million, or 32% of revenues, compared to $9.2 million, or 24% of revenues for the same period of 2010. G&A expenses in the six months ending June 30, 2011 included an employee stock-based compensation expense of $1.9 million, compared to $1.6 million in 2010. The increase in G&A expenses was also due to acquisition costs and higher professional fees associated with being a public company.

Adjusted EBITDA and EBITDA Margin

Adjusted EBITDA was $20.2 million for the six months ending June 30, 2011 compared to $27.5 million for the same period of 2010. Adjusted EBITDA margin was 63% for the six months ending June 30, 2011 compared to 72% in the same period of 2010.

Interest Expenses

Interest expense, net, was $11.4 million during the six months ending June 30, 2011 compared to $6.5 million in the same period of 2010. The increase in the interest expenses was primarily due to the increase bank loan balance carried forward from the projects acquired since June 30, 2010.

GAAP and Non-GAAP Net Income

Net loss attributable to China Hydroelectric Corporation shareholders was $7.0 million in the six months ending June 30, 2011, compared to a net income of $8.2 million in the comparable period in 2010. Net loss attributable to ordinary shareholders was $7.0 million, or $0.14 net loss per ADS, for the six months ending June 30, 2011 compared to a net loss attributable to ordinary shareholders of $7.6 million, or $0.17 net loss per ADS for the same period of 2010.

Non-GAAP net loss was $4.6 million, or $0.09 net loss per ADS, for the six months ending June 30, 2011 compared to a net income of $9.7 million, or $0.22 net income per ADS, for the same period of 2010. For reconciliation between GAAP and non-GAAP net income/loss, see the table entitled “GAAP Net Income (loss) to Non-GAAP Net Income (Loss) Reconciliation.”

Weighted average American Depository Shares used in the earnings per share calculation was 51.1 million ADS, representing 153.3 million ordinary shares, for the six months ended June 30, 2011 and 2010.

Liquidity

The Company’s cash and cash equivalents as of June 30, 2011 amounted to $10.1 million compared to $33.5 million as of December 31, 2010, a decrease of $23.4 million. This decrease was principally attributable to the excess of cash flow used in investing activities of $21.4 million, principally consisting of acquisition-related payments, over cash provided by financing activities of $1.3 million. Cash provided by financing activities was adversely impacted by central government policy in effect during the current year period that effectively delayed new bank financing. Cash flow used in operating activities was $3.2 million for the six months ended June 30, 2011, which compares favorably to cash flow used in operating activities of $9.9 million in the prior year period. Cash flow provided by operating activities in the current period was unfavorably impacted by a $7.3 million decrease in adjusted EDITDA that resulted from lower revenue and profitability due to our relatively fixed expense levels, as well as working capital requirements.

Historically, the Company has partially relied on the ready availability of credit in China to fund its operations and expansion. However, during the first half of 2011, the Company’s ability to obtain financing from its principal lender in China has been constrained by restrictions on bank lending imposed by the central government in an effort to contain inflation. While Management is of the view that this policy will likely end in the near term, there is no assurance that this will occur. As a result, as a precautionary step to best assure that it will be in a position to continue to meet working capital and debt service requirements through cash flow from operations, Management has commenced discussions with lenders about restructuring certain near term principal payments. Based on discussions to date, Management believes that the Company’s lenders will agree to such a restructuring. In addition, assuming bank lending in China does not become less restrictive in the near term, Management expects to explore the possibility of raising additional debt and/or equity financing from alternative sources.

Business Updates

In the second quarter of 2011, the Company completed one acquisition on April 10, 2011, an operating hydroelectric power project with 15 megawatts (“MW”) of installed capacity. As of June 30, 2011, the Company’s installed capacity was 563.8 MW as compared to 430.5 MW as of June 30, 2010 and 548.8 MW as of March 31, 2011.

The following table shows the operating projects acquired since the end of the second quarter of 2010.

Project Name	Date Acquired	Capacity

Latudi (100% interest)	August 16, 2010	18.9 MW
Xiaopengzu (100% interest)	September 8, 2010	44.0 MW
Jinwei (74% interest)	December 30, 2010	16.0 MW
Jintang (74% interest)	December 30, 2010	11.6 MW
Jinlong (55% interest)	December 30, 2010	10.0 MW
Qianling (100% interest)	December 30, 2010	13.0 MW
Dongguan (100% interest)	December 30, 2010	4.8 MW
Dazhaihe (100% interest)	April 10, 2011	15.0 MW

Current Total		133.3 MW

In addition to our 563.8 MW capacity as of today, we have signed an MOU for the remaining two Taiyu Projects in Fujian, Yangkou, a 48 MW project and Huangtangjia, an 11 MW project. Consummation of these two acquisitions is expected to occur this year and depends, among other things, on our ability to secure necessary financing for these acquisitions.

Business Outlook for Full Year 2011

Although Yunnan continued to experience normal rainfall during the first half of 2011, less than favorable rainfall was realized in Fujian and Zhejiang as a result of fewer monsoons than normal. The net impact of this year’s rainfall on the Company’s full year results remains uncertain at this time.

Non-GAAP Net Income Figures

Non-GAAP net income for the second quarter of 2011 and the second quarter of 2010, excludes the following non-cash charges: stock-based compensation expenses; non-cash cumulative dividends and beneficial conversion features on convertible redeemable preferred shares; exchange gains or losses; and, the change in fair value of warrant liability. A reconciliation of GAAP and non-GAAP items is provided in the table entitled “GAAP Net Income (Loss) to Non-GAAP Net Income (Loss) Reconciliation.”

Net Income (Loss) to Adjusted EBITDA Reconciliation

Adjusted EBITDA is defined by the Company as earnings before interest, taxes, depreciation and amortization and excluding certain non-cash charges, including: stock-based compensation expenses, exchange losses, change in fair value of warrant liability. For further details, see the table entitled “Net income (loss) to adjusted EBITDA reconciliation.”

Conference Call

China Hydroelectric will host a conference call at 6:00 am (Pacific) /9:00 am (Eastern) / 9:00 pm (Beijing/Hong Kong) on Tuesday, August 16, 2011 to discuss its second quarter 2011 financial results and recent business activities. To access the live teleconference, please dial (US) +1-877-941-8416 or International +1-480-629-9808, and enter pass code 4465985. This call is being webcast by ViaVid Broadcasting and can be accessed by clicking on this link: http://viavid.net/dce.aspx?sid=00008B8C, or at ViaVid’s website at http://www.viavid.net.

A replay of the conference call will be available from 12:00 pm (Eastern) on August 16, 2011 to 11:59pm (Eastern) on August 30, 2011, by dialing (US) +1-877-870-5176 or (International) +1-858-384-5517 and entering the pass code 4465985.

About China Hydroelectric

China Hydroelectric Corporation (NYSE: CHC, CHCWS) (“China Hydroelectric” or “the Company”) is an owner and operator of small hydroelectric power projects in the People’s Republic of China. Through its geographically diverse portfolio of operating assets, the Company generates and sells electric power to local power grids. Led by an international management team, the Company’s primary business is to identify, evaluate, acquire, develop, construct and finance hydroelectric power projects. The Company currently owns 27 operating hydropower stations in China with total installed capacity of 563.8 MW, of which it acquired 23 operating stations and constructed four. These hydroelectric power projects are located in four provinces: Zhejiang, Fujian, Yunnan and Sichuan. Hydropower is an important factor in meeting China’s electric power needs, accounting for approximately 22% of total nation-wide capacity.

Cautionary Note Regarding Forward-looking Statements and Weather Data

Statements contained herein that address operating results, performance, events or developments that we expect or anticipate will occur in the future are forward-looking statements. The forward-looking statements include, among other things, statements relating to the Company’s business strategies and plan of operations, the Company’s ability to acquire hydroelectric assets, the Company’s capital expenditure and funding plans, the Company’s operations and business prospects, projects under development, construction or planning and the regulatory environment. The forward-looking statements are based on the Company’s current expectations and involve a number of risks, uncertainties and contingencies, many of which are beyond the Company’s control, which may cause actual results, performance or achievements to differ materially from those anticipated. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, estimated or projected. Among the factors that could cause actual results to materially differ include: supply and demand changes in the electric markets, changes in electricity tariffs, hydrological conditions, the Company’s relationship with and other conditions affecting the power grids we service, the Company’s production and transmission capabilities, availability of sufficient and reliable transmission resources, our plans and objectives for future operations and expansion or consolidation, interest rate and exchange rate changes, the effectiveness of the Company’s cost-control measures, the Company’s liquidity and financial condition, environmental laws and changes in political, economic, legal and social conditions in China, and other factors affecting the Company’s operations that are set forth in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010 filed with the Securities and Exchange Commission (the “SEC”) on April 4, 2011 and in the Company’s future filings with the SEC. Unless required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

This release also contains statistical data and estimates that we obtained from provincial and national meteorological recording stations. Although we believe that this data is reliable and consistent with our experience, we have not independently verified it.

Interim Financial Information

This release contains unaudited financial information which in the opinion of management includes all adjustments and normal accruals necessary for a fair presentation of financial position and the comparative results of operations and cash flows which are subject to year-end audit adjustments which could be significant. Results of operations for interim periods are not necessarily indicative of those to be achieved or expected for the entire year. Certain information and footnote disclosures, normally included in financial statements prepared in accordance with Generally Accepted Accounting Principles (“GAAP”), have been condensed or omitted.

About Non-GAAP Financial Measures

To supplement China Hydroelectric consolidated financial results presented in accordance with GAAP, China Hydroelectric uses non-GAAP net income (loss) and adjusted EBITDA, which are non-GAAP financial measures. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Net income (loss) to adjusted EBITDA reconciliation” and “GAAP Net Income (Loss) to Non-GAAP Net Income (Loss) Reconciliation” below.

China Hydroelectric believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain expenses that may not be indicative of its operating performance and financial condition from a cash perspective. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to China Hydroelectric historical performance and liquidity. China Hydroelectric has computed its non-GAAP financial measures using methods consistent with the Company’s annual report on Form 20-F. We believe these non-GAAP financial measures are useful for investors because they permit greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that they exclude certain charges that have been and may continue for the foreseeable future to be significant expenses in the Company’s results of operations.

For further information, please contact:

Company: John Donahue, VP of Investor Relations China Hydroelectric Corporation Phone: +1-646-467-9810 Email: john.donahue@chinahydroelectric.com	Investor Relations firm: Scott Powell, Senior Vice President MZ-HCI Phone: +1-212-301-7130 Email: scott.powell@hcinternational.net

CHINA HYDROELECTRIC CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In US$ 000’s, except for share and per share data)

	Three Months Ended		Six Months Ended

	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Revenues	20,484	22,516	31,994	38,337
Cost of revenues	(8,121)	(5,856)	(15,498)	(11,134)

Gross profit	12,363	16,660	16,496	27,203

Operating expenses
General and administrative expenses	(5,078)	(4,908)	(10,201)	(9,180)

Total operating expenses	(5,078)	(4,908)	(10,201)	(9,180)

Operating income	7,285	11,752	6,295	18,023

Interest income	27	360	60	843
Interest expenses	(5,944)	(3,637)	(11,430)	(7,311)
Change in fair value of warrant liability	—	—	—	365
Exchange loss	(178)	(245)	(464)	(255)
Other income, net	(64)	382	159	400

Income/(loss) before income tax expenses	1,126	8,612	(5,380)	12,065

Income tax expenses	(2,520)	(2,622)	(1,844)	(3,677)

Consolidated net (loss)/income	(1,394)	5,990	(7,224)	8,388

Net loss /(income) attributed to non-controlling interest	12	(137)	232	(180)

Net (loss)/ income attributable to China Hydroelectric Corporation shareholders	(1,382)	5,853	(6,992)	8,208

Less:
Cumulative dividends on Series A convertible redeemable preferred shares	—	—	—	(1,989)
Cumulative dividends on Series B convertible redeemable preferred shares	—	—	—	(1,412)
Cumulative dividends on Series C convertible redeemable preferred shares	—	—	—	(162)
Accretion of beneficial conversion feature on Series A convertible redeemable preferred shares	—	—	—	(6,990)
Accretion of beneficial conversion feature on Series B convertible redeemable preferred shares	—	—	—	(5,040)
Accretion of beneficial conversion feature on Series C convertible redeemable preferred shares	—	—	—	(222)

Net (loss)/income attributable to ordinary shareholders	(1,382)	5,853	(6,992)	(7,607)

GAAP net (loss)/income per ADS - basic and diluted	(0.03)	0.11	(0.14)	(0.17)
GAAP net (loss)/income per share - basic and diluted	(0.01)	0.04	(0.05)	(0.06)

Weighted average American Depository Shares - basic and diluted	51,098,505	51,098,505	51,098,505	44,348,314
Weighted average ordinary shares - basic and diluted	153,295,516	153,295,516	153,295,516	133,044,942

CHINA HYDROELECTRIC CORPORATION
GAAP NET INCOME (LOSS) TO NON-GAAP NET INCOME (LOSS) RECONCILIATION
(In US $ 000’s)

	Three Months Ended		Six Months Ended

	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Net (loss)/income attributable to ordinary shareholders	(1,382)	5,853	(6,992)	(7,607)
Non-GAAP Adjustments:
Non-cash cumulative dividends on convertible redeemable preferred shares (1)	—	—	—	3,563
Non-cash beneficial conversion feature on convertible redeemable preferred shares (1)	—	—	—	12,252
Stock-based compensation expense (2)	1,002	991	1,922	1,606
Exchange losses	178	245	464	255
Change in fair value of warrant liability	—	—	—	(365)

Non-GAAP (loss)/income	(202)	7,089	(4,606)	9,704

Non-GAAP net (loss)/income per ADS - basic and diluted (3)	(0.004)	0.14	(0.09)	0.22
Non-GAAP net (loss)/income per ordinary share - basic and diluted	(0.001)	0.05	(0.03)	0.07

Weighted average American depository shares - basic and diluted	51,098,505	51,098,505	51,098,505	44,348,314
Weighted average ordinary shares - basic and diluted	153,295,516	153,295,516	153,295,516	133,044,942

(1) Non-cash equity charges
Cumulative dividends on Series A convertible redeemable preferred shares	—	—	—	1,989
Cumulative dividends on Series B convertible redeemable preferred shares	—	—	—	1,412
Cumulative dividends on Series C convertible redeemable preferred shares	—	—	—	162
Accretion of beneficial conversion feature on Series A convertible redeemable preferred shares	—	—	—	6,990
Accretion of beneficial conversion feature on Series B convertible redeemable preferred shares	—	—	—	5,040
Accretion of beneficial conversion feature on Series C convertible redeemable preferred shares	—	—	—	222

Total	—	—	—	15,815

(2) Stock-Based Compensation Related Items: We provide non-GAAP information relative to our expense for stock-based compensation. We include stock-based compensation expense in our GAAP financial measures in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 718, Compensation – Stock Compensation (“FASB ASC Topic 718”). Because of varying available valuation methodologies, subjective assumptions and the variety of award types, which affect the calculations of stock-based compensation, we believe that the exclusion of stock-based compensation allows for more accurate comparisons of our operating results to our peer companies. Stock-based compensation is very different from other forms of compensation. The expense associated with granting an employee a stock option is spread over multiple years unlike other compensation expenses which are more proximate to the time of award or payment. For example, we may recognize expense on a stock option in a year in which the stock option is significantly underwater and typically would not be exercised or would not generate any compensation for the employee. The expense associated with an award of a stock option for 1,000 shares of stock by us in one quarter, for example may have a very different expense than an award of an identical number of shares in a different quarter. Further, the expense recognized by us for such an option may be very different than the expense recognized by other companies for the award of a comparable option. This makes it difficult to assess our operating performance relative to our competitors. Because of these unique characteristics of stock-based compensation, management excludes these expenses when analyzing the organization’s business performance. We also believe that presentation of such non-GAAP information is important to enable readers of our financial statements to compare current period results with future periods.

(3) The Company’s American depository shares (“ADS”) convert to ordinary shares at a rate of one ADS to three ordinary shares.

CHINA HYDROELECTRIC CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In US $ 000’s)

	As of June 30, 2011	As of December 31, 2010

	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	10,111	33,457
Accounts receivable	11,358	4,359
Deferred tax assets	1,561	1,260
Amounts due from related parties	1,299	5,950
Prepayments and other current assets	8,217	9,486

Total current assets	32,546	54,512

Non-current assets:
Property, plant and equipment, net	603,879	583,686
Long term assets – Land, net	49,924	48,944
Intangible assets, net	6,290	6,249
Goodwill	145,138	135,219
Deferred tax assets	535	512
Other non-current assets	804	709

Total non-current assets	806,570	775,319

TOTAL ASSETS	839,116	829,831

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	5,034	4,784
Short-term loans	12,763	17,742
Current portion of long-term loans	53,279	60,798
Amounts due to related parties	10,588	12,866
Accrued expenses and other current liabilities	66,285	66,905

Total current liabilities	147,949	163,095

Non-current liabilities:
Long term loans	248,679	224,297
Deferred tax liabilities	26,910	25,350
Other non-current liabilities	108	106

Total non-current liabilities	275,697	249,753

TOTAL LIABILITIES	423,646	412,848

Shareholders’ equity
Ordinary shares (par value US$0.001 per share, 130,000,000 and 400,000,000 shares authorized as of December 31, 2010 and June 30, 2011, respectively; 153,295,516 shares issued and outstanding as of December 31, 2010 and June 30, 2011, respectively)	153	153
Additional paid in capital	492,667	495,652
Accumulated other comprehensive income	32,650	22,922
Accumulated deficit	(119,832)	(112,840)

Total China Hydroelectric Corporation shareholders’ equity	405,638	405,887
Non-controlling interests	9,832	11,096

Total shareholders’ equity	415,470	416,983

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	839,116	829,831

CHINA HYDROELECTRIC CORPORATION
NET INCOME (LOSS) TO ADJUSTED EBITDA RECONCILIATION

	Three Months Ended		Six Months Ended

	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Net (loss)/income available to China Hydroelectric Corporation shareholders	(1,382)	5,853	(6,992)	8,208
Interest expenses, net	5,917	3,277	11,370	6,468

Other non cash charges, including exchange loss, change in fair value of warrant liability, and stock-based compensation	1,180	1,236	2,386	1,496
Income tax expenses	2,520	2,622	1,844	3,677
Depreciation of property, plant and equipment and amortization of land use rights and intangible assets	5,912	3,869	11,577	7,697

EBITDA, as adjusted	14,147	16,857	20,185	27,546

EBITDA margin, as adjusted	69%	75%	63%	72%

Adjusted EBITDA is defined as earnings before interest, taxes, depreciation and amortization and certain non-cash charges including exchange loss, change in fair value of warrant liability and stock-based compensation. We believe that EBITDA is widely used by other companies in the power industry and may be useful to investors as a measure of the Company’s financial performance. Given the significant investments that we have made in net property, plant and equipment, depreciation and amortization expense comprises a meaningful portion of the Company’s cost structure. We believe that EBITDA will provide a useful tool for comparability between periods because it eliminates depreciation and amortization expenses attributable to capital expenditures and business acquisitions. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains we consider to be outside the ordinary course of our business.

CHINA HYDROELECTRIC CORPORATION
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US $ 000’s)

	Six Months Ended

	June 30, 2011	June 30, 2010

Cash flows from operating activities:
Consolidated net (loss) income	(7,224)	8,388
Adjustments to reconcile consolidated net (loss) income to net cash used in operating activities:
Depreciation of property, plant and equipment and amortization of land use rights and intangible assets	11,577	7,697
Deferred income taxes	(371)	(290)
Change in fair value of derivative financial liabilities and warrant liability	—	(365)
Amortization of debt issuance costs	12	10
Accretion of guarantee deposit	—	387
Amortization of unfavorable contract obligations	—	(579)
Stock-based compensation expense	1,922	1,606
Loss from disposal of property, plant and equipment	70	—
Exchange loss	464	255
Changes in operating assets and liabilities:
Accounts receivable	(6,667)	(4,821)
Prepayments and other current assets	1,884	(27,212)
Other non-current assets	(44)	(262)
Accounts payable	(164)	(2,671)
Amounts due to related parties	—	1
Change in other non-current liabilities	1	716
Accrued expenses and other current liabilities	(4,624)	7,227

Net cash used in operating activities	(3,164)	(9,913)

Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	(17,807)	(11,040)
Cash deposit for potential acquisitions	(687)	(16,619)
Acquisition of property, plant and equipment	(1,298)	(202)
Proceeds from disposal of property, plant and equipment	92	1
Payment to contractors for construction projects	(1,710)	(389)

Net cash used in investing activities	(21,410)	(28,249)

Cash flows from financing activities:
Proceeds from short-term loans	5,055	28,489
Proceeds from long-term loans	44,513	1,694
Purchase of subsidiary shares from non-controlling interests	(1,204)	—
Proceeds from initial public offering	—	96,000
Payment of deferred initial public offering costs	—	(8,265)
Repayment loans from related parties	(2,297)	—
Repayment of short-term loans	(10,386)	(32,895)
Repayment of long-term loans	(34,424)	(9,771)

Net cash provided by financing activities	1,257	75,252

Net (decrease)/increase in cash and cash equivalents	(23,317)	37,090

Effect of changes in exchange rate on cash and cash equivalents	(29)	222

Cash and cash equivalents at the beginning of the year	33,457	31,618

Cash and cash equivalents at the end of the year	10,111	68,930